Exhibit 99.1

Ohmyhome Reports Results of 106% Growth in the First Half of 2024

●	Revenues achieved S$4.5 million (US$3.3 million), representing a 106% growth compared to the first half of 2023.
●	Revenue growth was driven by increased performance across all three primary business units.
●	EBITDA loss margin narrowed from -107% to -44%.
●	Net income loss reduced to S$2.3 million (US$1.7 million), or US$0.07 per diluted share.
●	Cash and Cash Equivalents stood at S$2.4 million (US$1.8 million).

Singapore, September 25, 2024 — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”, “the Company”), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, is pleased to report its financial results for the six months ended June 30, 2024.

Significant Revenue Growth and Margin Improvement

For the first half of 2024 (1H 2024), Ohmyhome reported revenues of S$4.5 million (US$3.3 million), a 106% increase compared to S$2.2 million in the same period of 2023 (1H 2023). This growth was driven by a 13.9% year-over-year (YoY) increase in brokerage services revenue, despite high mortgage interest rates and a slowdown in market transactions compared to 1H 2023.

New revenue contribution from Property Management services reached S$2.0 million (US$1.5 million). Revenue from emerging and other services also grew by 16%, with independent third-party revenue rising by 206%, primarily due to higher demand for renovation services.

Gross profit saw a 108% increase compared to 1H 2023, with margin improvements across all three business units. Brokerage services’ gross margin rose from 46% to 49%, property management services was at 33%, and emerging and other services grew from 23% to 28%.

EBITDA loss improved by 15%, narrowing from S$2.3 million to S$2.0 million, while the EBITDA loss margin decreased from -107% to -44%. These improvements were primarily driven by higher gross margins and optimized operating expenses.

Net loss decreased from S$2.5 million to S$2.3 million (US$1.7 million), with the loss per diluted share improving from US$(0.10) to US$(0.07).

The Company anticipates a further reduction in EBITDA loss for the second half of 2024, supported by higher total contract values signed in Q3 2024 and the continued realization of cost optimization initiatives.

Strengthened Balance Sheet

As of June 30, 2024, cash and cash equivalents stood at S$2.4 million (US$1.8 million), an increase of S$2.2 million as compared to December 31, 2023. Current assets increased by 237% to S$3.3 million (US$2.5 million), while current liabilities were reduced by 22% to S$2.1 million (US$1.6 million).

Total assets grew by 24% to S$12.7 million (US$9.4 million), while total liabilities decreased by 6.9% to S$5.9 million (US$4.3 million) compared to December 31, 2023.

Looking Ahead

In response to the company’s financial performance, Rhonda Wong, CEO and co-founder of Ohmyhome, stated, “We have been focusing on improving the operations and the fundamentals of the Company, and we are proud of the strong growth and improved margins we have achieved in the first half of 2024. Our strategic focus on achieving higher growth and optimizing our operational efficiency is yielding positive results, and we are confident that our efforts will continue to drive better financial outcomes in the second half of the year. The commitment and resilience of our team, alongside the strong demand for our end-to-end property services, have positioned Ohmyhome for sustained growth.”

The Company is excited to share additional updates on its growth trajectory and will provide further details on business growth following the conclusion of the third quarter of 2024.

Appendix for Condensed Version of Unaudited Interim Consolidated Statement of Operations and Comprehensive Loss

	For the six months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Total operating revenues	2,167,021	4,470,089	3,298,472
Gross profit	803,645	1,670,149	1,232,400

Total operating expenses	(3,430,676)	(4,398,845)	(3,245,900)
Total other income, net	130,145	449,311	331,546
NET LOSS	(2,496,886)	(2,279,385)	(1,681,954)

LOSS PER BASIC SHARE	(0.13)	(0.11)	(0.07)
LOSS PER DILUTED SHARE	(0.13)	(0.10)	(0.07)

Net Loss	(2,496,886)	(2,279,385)	(1,681,954)
Interest Income (expenses), net	7,733	121,775	89,857
Depreciation and Amortization	(182,531)	(437,287)	(322,673)
EBITDA	(2,015,204)	(1,963,873)	(1,449,138)

Appendix for Condensed Version of Unaudited Interim Consolidated Balance Sheets

	December 31,	June 30,	June 30,
	2023	2024	2024
	SGD	SGD	USD

ASSETS
Current assets	993,089	3,347,892	2,470,403
Property and equipment, net	78,721	87,195	64,341
Non-current assets	9,230,130	9,311,093	6,870,642
Total assets	10,301,940	12,746,180	9,405,386

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	2,721,237	2,135,248	1,575,598
Non-current liabilities	3,578,128	3,728,961	2,751,594
Total liabilities	6,299,365	5,864,209	4,327,192

SHAREHOLDERS’ EQUITY	4,002,575	6,881,971	5,078,194

Appendix for Condensed Version of Unaudited Interim Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2023	2024	2024
	SGD	SGD	USD

Net loss	(2,496,886)	(2,279,385)	(1,681,954)
Net cash used in operating activities	(2,546,400)	(2,033,164)	(1,500,269)
Net cash used in investing activities	(287,430)	(643,579)	(474,896)
Net cash provided by financing activities	8,848,175	4,992,380	3,683,869

Foreign currency effect	32,408	(63,098)	(46,559)

Net change in cash and cash equivalents	6,046,753	2,252,539	1,662,145
Cash, cash equivalents and restricted cash at beginning of period	301,433	191,807	141,534
Cash, cash equivalents and restricted cash at period end	6,348,186	2,444,346	1,803,679

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 15,500 properties as of June 30, 2024, and has approximately 7,560 units under management as of June 30, 2024. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contact

Investor Relations: ir@ohmyhome.com

Follow Social Media for the Latest Updates from the Company

X: https://twitter.com/ohmyhometweets

Facebook: https://www.facebook.com/ohmyhomesg/

Instagram: https://www.instagram.com/ohmyhomesg/

LinkedIn: https://www.linkedin.com/company/ohmyhome/